Mail Stop 4561

April 29, 2009

Robert N. Brisco
President and Chief Executive Officer
Internet Brands, Inc.
909 North Sepulveda Blvd., 11th Floor
El Segundo, CA 90245

      Re: **Internet Brands, Inc.**
              Revised Preliminary Proxy Statement on Schedule 14A
              Filed April 29, 2009
              File No. 001-33797

Dear Mr. Brisco:

      We have completed our limited review of your revised preliminary proxy statement and have no further comments at this time.

                    Sincerely,

                    Mark P. Shuman
                    Legal Branch Chief

cc: Via facsimile at (310) 280-4335
        B. Lynn Walsh, EVP and General Counsel